

Mail Stop 7010

October 30, 2008

<u>Via U.S. mail and facsimile</u>

Mr. John P. Schroepfer
Interim Chief Financial Officer
National Investment Managers Inc.
485 Metro Place South, Suite 275
Dublin, OH   43017

>   RE: Form 10-KSB for the fiscal year ended December 31, 2007
>   File No. 000-51252

Dear Mr. Schroepfer:

We have reviewed your filings and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

FORM 10-KSB FOR THE YEAR ENDED DECEMBER 31, 2007

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. With the exception of the comments below that specifically request an amendment, all other revisions may be included in your future filings, beginning with your next quarterly filing.

Management's Discussion and Analysis or Plan of Operation

Results of Operations, page 19

2. Please revise your discussion of the results of operations to more clearly quantify the impact that your acquisitions had upon each of your income statement line items. For example, you disclose that your 2007 acquisitions were responsible for the majority of the increase in revenue and selling, general, and administrative expenses but it is unclear which acquisitions had the most significant impact and the extent to which organic growth contributed to fluctuations in your income statement year over year.

Changes In and Disagreements with Accountants on Accounting and Financial Disclosure

Evaluation of Disclosure Controls and Procedures, page 35

3. While it seems that you have conducted an evaluation of the effectiveness of your disclosure controls and procedures, it does not appear that you have disclosed your conclusion as required by Item 307 of Regulation S-B. Please amend your filing to provide management's conclusion as to the effectiveness of your disclosure controls and procedures as of December 31, 2007.

4. We note your disclosure on page 35 that during the fourth quarter of 2007 and the first quarter of 2008, you began remediation efforts to address the material weaknesses identified during your assessment of internal controls over financial reporting. Please amend your filing to disclose what remediation efforts were begun during the fourth quarter of 2007 and the first quarter of 2008, along with any other changes in internal controls over financial reporting during the fourth quarter of 2007. Please refer to Item 308T(b) of Regulation S-B.

Consolidated Financial Statements

Consolidated Statements of Stockholders' Equity, page F-4

5. Please revise the title of your line item "loss available to common stockholders" so that the amounts presented here are consistent with those presented in your Consolidated Statements of Operations on page F-3.

Note 2 – Summary of Significant Accounting Policies, page F-7

6. Please revise your table of common stock equivalents on page F-8 to clarify whether the amounts presented in the table are intended to represent dollar amounts or the number of common stock equivalent shares that were excluded from the calculation of diluted net loss per common share.

Note 4 – Commitments and Contingencies, page F-12

7. Please disclose how you account for (a) step rent provisions and escalation clauses and (b) capital improvement funding and other lease concessions, which may be present in your leases. In addition, paragraph 5.n. of SFAS 13, as amended by SFAS 29, discusses how lease payments that depend on an existing index or rate, such as the consumer price index or the prime interest rate, should be initially included in your minimum lease payments. If, as we assume, each of these items is included in computing your minimum lease payments and the minimum lease payments are recognized on a straight-line basis over the minimum lease term, the note should so state. If our assumption is incorrect, please tell us how you considered the provisions in SFAS 13 and FTB 88-1 in reaching the conclusions you did regarding your accounting treatment.

Note 7 – Debt, page F-14

8. You disclose on page F-16 that you are subject to certain quarterly financial covenants under the terms of both your Senior Term Note and your Subordinated Senior Term Note. Please tell us and revise your filing to disclose the nature of these quarterly financial covenants and whether you were in compliance with these covenants as of your most recent year-end and as of the end of your three most recently completed interim periods. Please also revise your filing here or in MD&A to disclose your most stringent debt covenant computations for each period presented, along with a reconciliation to relevant GAAP amounts.

9. As a related matter, in light of your negative working capital, accumulated deficit, operating loss and net loss as of and for the year ended December 31, 2007, please revise your MD&A to include a comprehensive discussion of your debt covenants and how they affect your ability to undertake additional debt or equity financing. In light of the current credit environment, please disclose the existence of any alternate funding sources that may be available to you in the event you are no longer able to continue raising capital through private placements. If no alternate funding sources are available, please disclose the impact that the lack of alternate funding sources will have on your business. Please refer to Section IV of SEC Release No. 33-8350.

Note 8 – Stockholders' Equity, page F-17

10. We note that you have accrued approximately $3.9 million of preferred stock
    dividends as a long term liability as of December 31, 2007. Please tell us and revise
    your filing to describe the circumstances under which these dividends are payable.
    You disclose on page F-18, for example, that dividends on your Series A Convertible
    Preferred Stock are paid on a semi-annual basis; however, we note that you have not
    paid any cash dividends on your preferred stock during the years ended December 31,
    2006 or 2007. Please also tell us whether you have the intent or ability to pay these
    dividends in some form other than cash.

11. Please revise to briefly describe any circumstances under which the holders for your
    Series A, B, C, D, and E Convertible Preferred Stock could require you to redeem all
    or a portion of the Preferred Stock by paying cash. To the extent that any cash
    redemption circumstances exist, please tell us how you considered the provisions of
    EITF Topic D-98 in determining the classification of your Convertible Preferred
    Stock as of December 31, 2007. Please also revise to clarify whether there are any
    deemed liquidation events under any of your preferred stock agreements that could
    result in the preferred stock being required to be redeemed even when the common
    stock is not required to be redeemed.

12. We note that you have accrued approximately $1.9 million in penalties as of
    December 31, 2007 as a result of not having effective registration statements covering
    the shares of common stock issuable upon conversion of the Series A and Series C
    Convertible Preferred Stock and corresponding warrants. Please revise your filing to
    disclose the maximum potential amount of consideration, undiscounted, that you
    could be required to transfer under the registration payment arrangements for the
    Series A and Series C Convertible Preferred Stock. Refer to paragraph 12 of FSP No.
    EITF 00-19-02. Furthermore, it appears that you have similar registration payment
    arrangements with the holders of your Series D and Series E Convertible Preferred
    Stock. Please tell us how you considered the provisions of FSP No. EITF 00-19-02 in
    determining that no liability was required for registration payment arrangements
    associated with your Series D and Series E Convertible Preferred Stock.

Note 11 – Acquisitions, page F-26

13. You disclose on page F-29 that the identifiable intangible assets you obtained in connection with the acquisition of The Lamoriello Entities will be amortized over the estimated useful lives (5 years) of the assets at $108,000 per year. It appears from the table on page F-29 that you have approximately $4.8 million of Lamoriello identifiable intangible assets including customer lists, non-compete agreements, trade names, and employment contracts. The amortization of $4.8 million of identifiable intangible assets over the estimated useful lives of five years would result in a much greater amount of amortization (approximately $957,000 per year). Please either revise your disclosure or more clearly explain how you determined the amount of annual amortization expense associated with the Lamoriello identifiable intangible assets.

14. Please revise to include a clear discussion of any remaining potential contingent payments as of December 31, 2007 that could be required in the future related to each acquisition and the accounting treatment that will be followed should any such contingency occur.

Note 12 – Goodwill and Other Intangible Assets, page F-34

15. We note from your table on page F-35 that customer lists/relationships comprise approximately 80% of your Other Intangible Assets on a net basis and 40% of your total assets. We also note that you amortize these assets over a relatively wide range of estimated lives from 5 to 15 years. So that we may better understand your methods for determining the estimated useful lives of customer lists/relationship intangible assets, please supplementally tell us:

- the gross and net carrying amount of customer list/relationship intangible assets associated with each of your acquisitions as of December 31, 2007;
- the estimated useful life associated with each individual customer list/relationship intangible asset;
- the industry and company specific assumptions that you relied upon in determining the amortization period for your customer list/relationship intangible assets;
- how you concluded that an accelerated amortization method would not be appropriate for these customer list/relationship intangible assets; and
- how you monitor whether customer accounts obtained on acquisition continue to provide benefit to you as part of your annual impairment analysis.

Exhibits 31.1 and 31.2

16. Please amend your filing so that your Principal Executive Officer and Principal
     Financial Officer certifications include the language of paragraph 4(d) of Item
     601(b)(31) of Regulation S-B. In doing so, please refile your amended Form 10-KSB
     in its entirety along with your updated certifications that refer to the Form 10-KSB/A.

FORM 10-Q FOR THE PERIOD ENDED JUNE 30, 2008

General

17. Please address the above comments in your interim filings as well.

Condensed Consolidated Financial Statements

Condensed Consolidated Statements of Cash Flows, page 6

18. Please revise to show the reconciliation of net income (loss) to net cash flows
    provided by operating activities for all periods presented. Please refer to paragraphs
    28 and 29 of SFAS 95.

*   *   *   *

        Please respond to these comments within 10 business days, or tell us when you
will provide us with a response. Please provide us with a response letter that keys your
responses to our comments and provides any requested information. Detailed letters
greatly facilitate our review. Please furnish your response on EDGAR as a
correspondence file. Please understand that we may have additional comments after
reviewing your responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filings reviewed by the staff to be certain that they have provided all
information investors require for an informed decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

If you have any questions regarding these comments, please direct them to Lisa Haynes, Staff Accountant, at (202) 551-3424 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief